JG

16002148

SEC
Mail Processing
Section
MAR 29 2016
Washington DC
412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 42701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bley Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 S. Hulen St., Ste 519
(No. and Street)

Ft. Worth (City) TX (State) 76109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laura Bley 817-732-2442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1800 Rivercrest, Ste. 720 Sugar Land, TX 77478
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Laura Bley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bley Investment Group, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Agustina Lopez
My Commission Expires
04/25/2020
ID No. 124898281
NOTARY PUBLIC STATE OF TEXAS

Agustina Lopez 3/24/2016
Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bley Investment Group, Inc.
Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015

Contents

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Bley Investment Group, Inc.
4200 S. Hulen St., Ste. 519
Ft. Worth, TX 76109

Report on the Financial Statements

I have audited the accompanying financial statements of Bley Investment Group, Inc. (the "Company") which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and other comprehensive income,, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bley Investment Group, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
March 24, 2016

Nathan T Tuttle, CPA

Bley Investment Group, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2015

ASSETS

Cash	$ 368,814
Commissions receivable	16,441
Securities owned	10,317
Clearing deposit	100,000
Prepaid expenses	22,307
Property and equipment, net	1,040
TOTAL ASSETS	$ 518,919

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued expenses	$ 517
Federal income tax payable-Parent	-
Deferred tax liability	5,982
TOTAL LIABILITIES	6,499

Stockholder's Equity

Common stock, $0.001 par value, 1,000,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	134,631
Retained earnings	376,789
TOTAL STOCKHOLDER'S EQUITY	512,420
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 518,919

The accompanying notes are an integral part of these financial statements.

Bley Investment Group, Inc.
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2015

Revenue	
Securities commissions	$ 692,084
Interest income	1,087
TOTAL REVENUE	693,171
Expenses	
Clearing charges	78,350
Communications	41,027
Compensation and related costs	446,722
Occupancy and equipment costs	39,802
Professional fees	25,236
Promotion	10,188
Regulatory fees and expenses	10,120
Other expenses	45,905
TOTAL EXPENSES	697,350
Net Loss before other gain and provision for income taxes	(4,179)
Other Gain	
Realized gain on marketable equity securities	414
Net Loss before provision for income taxes	(3,765)
Provision for income taxes	
Current tax benefit - federal	(403)
Deferred tax expense - federal	1,293
Provision for income taxes	890
NET LOSS	$ (4,655)

The accompanying notes are an integral part of these financial statements.

Bley Investment Group, Inc.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2015

Cash flows from operating activities:	
Net Loss	$ (4,655)
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Realized gain on marketable equity securities	(414)
Depreciation	1,611
Deferred tax expense	1,293
Changes in assets and liabilities	
Increase in commissions receivable	(880)
Increase in prepaid expenses	(2,710)
Decrease in accrued expenses	(1,517)
Decrease in federal income tax payable-Parent	(6,403)
Net cash provided by operating activities	(13,675)
Cash flows from financing activities:	
Proceeds from sale of marketable equity securities	19,225
Net decrease in cash	5,550
Cash at beginning of year	363,264
Cash at end of year	$ 368,814

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for

Income taxes - federal	$ 6,000
Income taxes - state	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

Bley Investment Group, Inc.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2015

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2014	1,000,000	$ 1,000	$ 134,631	$ 384,688	$ 520,319
Unrealized loss	-	-	-	(3,244)	(3,244)
Net Loss	-	-	-	(4,655)	(4,655)
Balances at December 31, 2015	1,000,000	$ 1,000	$ 134,631	$ 376,789	$ 512,420

The accompanying notes are an integral part of these financial statements.

Bley Investment Group, Inc.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2015

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Bley Investment Group, Inc., (the Company) was organized in May 1990 as a Texas corporation. The Company is a wholly owned subsidiary of Bley Investment Group Holdings, Inc. (Parent). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company's customers are primarily individuals and institutions located throughout the United States.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Securities owned are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.* Substantially all of the Company's other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Securities Owned

Securities owned are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.* The increase or decrease in fair value is credited or charged to operations.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of three to seven years.

Security Transactions

Security transactions and the related commission revenue and expenses are recorded on a trade date basis.

Income Taxes

The Company is included in the consolidated federal income tax return of its Parent. Income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the Parent.

As of December 31, 2015, open Federal tax years subject to examination include the tax years ended December 31, 2012 through December 31, 2014.

The Company is also subject to various state income taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of

$466,334, which was $366,334 in excess of its net capital requirements of $100,000. The Company's net capital ratio was 0.001 to 1.

Note 4 - Fair Value / Securities Owned

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015.

Common Stock: Securities which are traded on securities exchanges are valued at the last sale price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any reported sales, at the mean between the last available bid and asked price.

Mutual Fund: Valued at the daily closing price as reported by the fund.

The following table summarized the valuation of the Company's investments by the fair value hierarchy levels as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Common Stocks	$ 10,059	$ -	$ -	$ 10,059
Mutual Funds	258	-	-	258
Total	$ 10,317	$ -	$ -	$ 10,317

Securities owned consist of holdings in three common stocks and two mutual funds. Cost and fair value of securities owned at December 31, 2015, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Common stocks	$ 8,430	$ 2,475	$ 846	$ 10,059
Mutual funds	-	258	-	258
Total	$ 8,430	$ 2,733	$ 846	$ 10,317

Transfers between levels are recognized at the end of the reporting period. During 2015, the Company recognized no transfers to/from level 1 and level 2. There were no level 3 investments held by the Company during 2015.

Note 5 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 13,783
Office equipment	33,858
	47,641
Accumulated depreciation	(46,601)
	$ 1,040

Depreciation expense for the year was $1,611 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 6 - Income Taxes

The Parent, filing a federal consolidated income tax return with the Company, allocated the Company's share of federal income taxes. For the year ended December 31, 2015, the Company recorded income taxes payable to Parent and current tax expense-federal of $0 related to the allocated federal income tax due. The Parent also allocated a refund of prior years' taxes paid of $403 to the Company during 2015.

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes primarily due to the effect of the Parent filing its tax return using the cash basis method of accounting. The Company's net deferred tax liability of $5,982 results from the future taxable income related to the cash basis method of accounting, cumulative unrealized gains on securities owned and accelerated depreciation used for tax purposes.

Note 7 - Commitments

The office lease for the facilities occupied by the Company is in the name of the majority shareholders of the Parent; however, the rent due under the lease is paid by the Company. Rent expense for the year was $31,216 (which includes additional rental and proportionate share of operating expenses payable under the lease agreements) and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 8 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 9 -Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

At various times during the year, the Company maintains cash balances at a Texas bank in excess of federally insured amounts. At December 31, 2015, the Company's uninsured cash balances totaled $118,814.

The Company has commissions receivable, a clearing deposit, and securities owned held by or due from the Company's clearing broker/dealer totaling $126,758, or approximately 24% of its total assets.

Note 10 - Related Party Transactions/Economic Dependency/Concentration of Services

The Company paid consulting fees to the Parent totaling $7,750 for the year ended December 31, 2015, which are included in professional fees in the accompanying statement of income. Two registered securities representatives of the Company, who are also officers of the Company and shareholders of the Parent, generated approximately 64% of the Company's revenue and were due and paid approximately 46% of the Company's compensation and related costs for the year ended December 31, 2015. The Company is economically dependent upon these individuals due to the concentration of services provided by them.

Note 10 - Related Party Transactions/Economic Dependency/Concentration of Services (continued)

The office lease for the facilities occupied by the Company is in the name of the majority shareholders of the Parent; however, the rent due under the lease is paid by the Company (see Note 7).

Note 11 - Retirement Plan

The Company adopted a SIMPLE IRA (Plan) effective in 1997. The Company and eligible employees may contribute to the Plan. Employer matching contributions totaled $6,960 for the year ended December 31, 2015, which are included in compensation and related costs in the accompanying statement of income.

Note 12 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2015, through March 24, 2016, the date which the financial statements were available to be issued.

Bley Investment Group, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Computation of Net Capital

Total stockholder's equity qualified for net capital	$	512,420
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable		8,000
Prepaid expenses		22,307
Property and equipment, net		1,040
Other Deductions		13,000
Total deductions and/or charges		44,347
Net capital before haircuts		468,073
Haircuts on securities:		
Securities owned		1,739
Net Capital	$	466,334

Computation of Net Capital Requirement

Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	366,334
Ratio of aggregate indebtedness to net capital		0.001 to 1

Computation of Aggregate Indebtedness

Aggregate indebtedness		
Accrued expenses	$	517
Federal income tax payable-Parent		-
Total aggregate indebtedness	$	517

Computation of Reconciliation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2015 as filed by Bley Investment Group, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Bley Investment Group, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $466,344 which was $366,344 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 00.11%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis]

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Bley Investment Group, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

Bley Investment Group, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2015, which were agreed to by Bley Investment Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Bley Investment Group, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Bley Investment Group, Inc.'s management is responsible for Bley Investment Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.

2. Compared audited Total Revenue for the period of January 01, 2015 through December 31, 2015 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no material differences.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Nathan T. Tuttle, CPA
March 24, 2016
Houston, TX

Bley Investment Group, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2775*******************MIXED AADC 220
042701 FINRA DEC
BLEY INVESTMENTS GROUP INC
4200 S HULEN ST STE 519
FORT WORTH TX 76109-4911

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 660

B. Less payment made with SIPC-6 filed (exclude interest) (227)

cleared funds July 29, 2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $433

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bley Investment Group, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 17 day of February, 20 16. President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Bley Investment Group, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

ley INVESTMENT GROUP, INC.

February 18, 2016

Nathan Tuttle, CPA
1800 Rivercrest Dr., Ste. 720
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Bley Investment Group, Inc.,

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;
2. We have met the identified exemption from January 1, 2015 through December 31, 2015, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Laura Bley
President
Bley Investment Group, Inc.

2-18-2016
Date

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

EXEMPTION REVIEW REPORT

March 24, 2016

Laura Bley
Bley Investment Group, Inc.
4200 S. Hulen St., Ste. 519
Ft. Worth, TX 76109

Dear Laura Bley:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Bley Investment Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Bley Investment Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3. Bley Investment Group, Inc. stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Bley Investment Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bley Investment Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
March 24, 2016